Mail Stop 4561

April 8, 2008

Ramesh Shah
Chairman of the Board
WNS North America Inc.
420 Lexington Avenue, Suite 2515
New York, NY 10170

> **Re:** **WNS (Holdings) Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed June 26, 2007**
> **Form 6-K filed February 8, 2008**
> **File No. 1-32945**

Dear Mr. Shah:

We have reviewed your response letter dated March 24, 2008 in connection with the above referenced filing[s] and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2008.

Form 20-F for the Fiscal Year Ended March 31, 2007

Item 5 – Operating and Financial Review and Prospects, page 35

1. We note from your response to our prior comment 3 that your customer contracts do not generally provide for a committed minimum volume of business or committed amounts of revenues, and your clients only provide you with one to

three month rolling forecasts of their service requirements. Please disclose this information to your readers as part of your discussion of your contracts, as we believe this provides your readers with useful information about the customary terms of your contracts.

Form 6-K filed February 8, 2008

Financial Statements for the Nine Months Ended December 31, 2007

Note 13 – Transfer of Delivery Center to AVIVA

2.   We note from your response to our prior comment 18 that you believe the transfer of your Sri Lanka facility to AVIVA through the transfer of your ownership interest in WNS CS is analogous to a termination of a contract with a client and not a discontinued business operation of a component of an entity as defined in paragraph 41 of SFAS 144. However, we also note that you disclosed revenues and pre-tax profit generated from this contract in your Form 6-K, which indicates that you are able to clearly distinguish the operations and cash flows of this Sri Lanka facility from the rest of your company. Given the above, please explain to us in more detail how you determined that this facility was not a component of an entity as defined in paragraph 41 of SFAS 144. Your response should identify the lowest level at which you clearly distinguish operations and cash flows, and if necessary, should reconcile this level to the fact that you appear to separately track the operations and cash flows of your WNS CS subsidiary.

General

3.   The Tandy representations must come directly from the Company, not from your counsel on behalf of the Company. Please provide these representations in a separate letter from the Company in tandem with your next response, if the response is submitted by your counsel.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or David Orlic, Special Counsel, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief